Volaris Reports July 2021 Traffic Results:

18% growth versus 2019 and 89.5% Load Factor

Mexico City, Mexico, August 3, 2021 – Volaris (the “Company”) (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports its July 2021 preliminary traffic results.

In July 2021, demand in the domestic Mexican and international markets for Volaris increased 23.2% and 10.3%, compared to July 2019, respectively. The Company capitalized on opportunities to add capacity, both domestically (+23.3%) and internationally (+7.3%), while maintaining a high load factor (89.5%). In July 2021, Volaris transported 2.3 million passengers, a record month and 16% higher than the pre-pandemic levels.

Last minute demand for July remained as strong as in previous months, despite the Delta variant. We have not seen any reductions in travel demand, and we reaffirm our capacity growth guidance for the quarter of 20-22% versus the 3rd quarter of 2019. This guidance assumes no demand softness as a result of the Delta variant.

	July 2021	July 2020 Variation	July 2019 Variation	YTD July 2021	YTD July 2020 Var.	YTD July 2019 Var.
RPMs (million, scheduled & charter)
Domestic	1,624	104.1%	23.2%	9,304	72.6%	9.3%
International	691	215.0%	10.3%	3,294	70.9%	(7.0)%
Total	2,314	128.1%	19.0%	12,598	72.1%	4.5%
ASMs (million, scheduled & charter)
Domestic	1,813	60.9%	23.3%	10,863	65.0%	12.1%
International	772	196.3%	7.3%	4,129	76.6%	(5.2)%
Total	2,585	86.3%	18.0%	14,993	68.1%	6.7%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	89.6%	19.0 pp	(0.1) pp	85.6%	3.7 pp	(2.2) pp
International	89.4%	5.3 pp	2.4 pp	79.7%	(2.7) pp	(1.6) pp
Total	89.5%	16.4 pp	0.7 pp	84.0%	2.0 pp	(1.8) pp
Passengers (thousand, scheduled & charter)
Domestic	1,821	113.4%	16.2%	10,411	71.8%	2.7%
International	496	247.0%	13.4%	2,379	80.5%	(4.1)%
Total	2,317	132.5%	15.6%	12,790	73.3%	1.3%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 180 and its fleet from four to 94 aircraft. Volaris offers more than 470 daily flight segments on routes that connect 43 cities in Mexico and 25 cities in the United States with one of the youngest fleets in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations Contact

María Elena Rodríguez / Félix Martínez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com / +52 55 3104 5264